UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the date of 29 April, 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






EMBARGO 11:00  29 APRIL 2004


                           Allied Irish Banks, p.l.c.

                             Annual General Meeting

                      Chairman Mr. Dermot gleeson's Speech


("AIB") (NYSE: AIB) Chairman's speech to AIB Annual General Meeting in Bankcentre, Dublin, on Thursday 29 April, 2004


Check against delivery

Ladies and gentlemen, welcome to the AIB annual general meeting.

I would like to start by making a couple of observations about AIB's performance in 2003.

This was clearly a transitional year.

The AIB Board fully supported the management team in taking some challenging decisions that did affect our bottom line.

Some of these were difficult, tough decisions. But I am sure they were the right ones in terms of AIB's long term future.

The first is the merger of Allfirst with M&T in America which led to some restructuring costs and other costs around the multi-million euro share buyback programme.

We also carried out a cost reduction programme in Poland.

And we sold Govett which meant that EUR139 million which was previously written off to our reserves on the purchase of Govett was charged to our profit and loss account last year.

We also recently launched an early retirement scheme, mainly in the Republic.

All these adjustments cost money.

But they put AIB in better shape than ever before. The positive effects of the decisions made by the management team last year will become more apparent in 2004 - and, even more so, in 2005.

There also were some events outside of our control. One of the key factors here was the negative currency effect.

Despite a good hedging policy, the strength of the single currency against the dollar, sterling and the Polish zloty hit our profits. These currencies fell 17%, 13% and 9% respectively against the euro.

There were other factors too, like the Irish Government bank levy and the way we now report the valuation of our pension funds.

The outcome of all this was a very complex, even confusing set of results, even though the final figures were within the expectations of the market.

The reaction to the results was disappointing to the board - and our share price did drop.

But I would stress that on price to earnings ratio basis, AIB's performance in 2003 was broadly in line with those of other banks, particularly those in the UK.

It is important to focus on the underlying operating performance of the group.

Across our divisions this performance was well up on 2002 levels and AIB made great headway in terms of loans and deposits while our asset quality remains very strong.

The AIB Board understands the unusual circumstances of 2003.

We know the scale of AIB's business success on the ground in 2003. And the prospects for this year....

And that's we why we recommended dividend payments 10 per cent higher than before.

The important, positive news I have to report today, is that momentum is continuing to grow.

In a few minutes you will see a video which shows just some of the progress AIB is making with its customer relationship strategy.

AIB's business has made a strong start to this year.

We have a solid pipeline of business in each of our operating divisions.

Just last week, our Polish operation, BZWBK, announced a strong first quarter performance with profit after tax up 166% on the same quarter in 2003.

And M&T Bank, our US regional banking partner, has reiterated its guidance for 2004 earnings growth at its recent first quarter earnings release.

We are set to record double-digit earnings growth in our operating divisions in 2004.

And mid-single digit growth in underlying adjusted earnings per share.

2003 was a challenging, maybe even a difficult, year.

But if you examine it closely, it's clear the underlying business has been strengthening and expanding.

AIB will continue to grow in the long term. It's a good place to have your money invested now and in the future.



                                     -Ends-



For further information please contact:
Alan Kelly                                       Catherine Burke
Head of Capital & Group Investor Relations       Head of Corporate Relations
AIB Group                                        AIB Group
Bankcentre                                       Bankcentre
Ballsbridge                                      Ballsbridge
Dublin 4                                         Dublin 4
Tel: +353-1-6600311 ext. 12162                   Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  29 April, 2004                               By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.